On June 17, 2003, the Board of Trustees approved the creation of the Asset Allocation Portfolio, with three classes of shares, Class 1, Class 2, and Class 3. The Asset Allocation Portfolio is the survivor of a reorganization of the corresponding series of SunAmerica Series Trust (referred to herein as the "Prior Asset Allocation Portfolio"). Effective November 24, 2003, the Prior Asset Allocation Portfolio became part of Anchor
Series Trust. The Asset Allocation Portfolio adopted the prior financial and performance record of the Prior Asset Allocation Portfolio.